UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Vantage Drilling Company
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G93205113
(CUSIP Number)
Jasper Investments Limited
1 HarbourFront Avenue
#14-01 Keppel Bay Tower
Singapore 098632
Tel: +65-6513-6888
Attention: Geoffrey Yeoh
Copy to:

Milbank, Tweed, Hadley & McCloy LLP	Milbank, Tweed, Hadley & McCloy LLP
30 Raffles Place	1 Chase Manhattan Plaza
#14-00 Chevron House	New York, New York 10005
Singapore 048622	Tel: (212) 530-5000
Tel: +65-6428-2400	Attention: Alexander M. Kaye, Esq.
Attention: Naomi Ishikawa, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS JASPER INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,700,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,700,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) Funds for all purchases of Ordinary Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) have been made out of the working capital of Jasper (as defined below), a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned directly by JIL (as defined below), a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS JIL Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,700,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,700,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned directly by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS MORTON BAY (HOLDINGS) PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,700,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,700,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned directly by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,700,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,700,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned directly by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,700,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,700,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned directly by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASSET HOLDER PCC NO. 2 LIMITED IN RESPECT OF ASHMORE ASIA RECOVERY FUND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,700,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,700,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned directly by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE INVESTMENT MANAGEMENT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,700,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,700,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned directly by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE INVESTMENTS (UK) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,700,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,700,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned directly by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE GROUP PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,700,000(b)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,700,000(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000(b)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) Funds for all purchases of Ordinary Shares beneficially owned by the Reporting Persons have been made out of the working capital of Jasper, a portion of which was funded through a margin facility.
(b) All Ordinary Shares beneficially owned by the Reporting Persons are owned directly by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

SCHEDULE 13D/A
This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2010, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 25, 2010 (as so amended, the “Schedule 13D”) relating to the ordinary shares, $0.001 par value per share (the “Ordinary Shares”), of Vantage Drilling Company, a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 777 Post Oak Boulevard, Suite 800, Houston, Texas, 77056. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated as follows:
JIL acquired the Ordinary Shares directly owned by it for investment purposes at the direction of Jasper.
On October 1, 2010, Jasper delivered a Notice of Director Nominations (the “Notice”) for the Extraordinary General Meeting in Lieu of the 2010 Annual General Meeting of the Issuer (the “Meeting”) to the Secretary of the Issuer in accordance with the requirements of the Issuer’s Amended and Restated Memorandum and Articles of Association and the notice requirements set forth in the Issuer’s 2009 Annual General Meeting Proxy Statement, notifying the Issuer of Jasper’s nomination of the two individuals set forth in the Notice (the “Nominees”) for election to the board of directors of the Issuer (the “Board”) at the Meeting. The reasons for Jasper’s decision to nominate the Nominees for election to the Board are set forth in the Notice, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.
Jasper does not intend to solicit more than ten (10) shareholders of the Issuer to vote in favor of the Nominees. Jasper’s solicitation efforts will likely include discussions with other shareholders owning a significant number of Ordinary Shares, including F3 Capital. In addition, Jasper intends to provide a mechanism for any such solicited shareholders to vote (i) for up to seven (7) of the individuals on the Board’s slate of director nominations and (ii) in their discretion, on each of the other proposals to be voted on by the shareholders of the Issuer at the Meeting.
Except as otherwise set forth in this Item 4, the Reporting Persons currently have no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although they may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Jasper will review from time to time its investment in the Issuer and the Issuer’s business affairs and financial position as well as general economic and industry conditions existing at the time. Based on such evaluation and review, Jasper may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Ordinary Shares or other securities of the Issuer through open market transactions, privately negotiated transactions, a tender offer, an exchange offer, proposals for business combinations or otherwise, although there can be no assurances that Jasper will pursue or consummate any of these transactions. As part of its review, Jasper may seek to engage in discussions with directors, officers and other shareholders of the Issuer. As a result of such review, Jasper may also decide from time to time to dispose of all or a portion of any securities of the Issuer, in the open market or otherwise. Any such acquisition or disposition referred to in this paragraph would be made in compliance with all applicable laws and regulations.

Item 5. Interests in Securities of the Issuer.
Item 5(a) — (c) of the Schedule 13D is hereby amended and restated as follows:
(a) — (b) The Reporting Persons may be deemed to have a direct or indirect, as applicable, beneficial interest in 26,700,000 Ordinary Shares, all of which are held of record by JIL. JIL is a wholly-owned subsidiary of Jasper, Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper and the other Reporting Persons (those other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. This aggregate amount of Ordinary Shares represents approximately 9.2% of the total outstanding Ordinary Shares, based upon 289,082,303 Ordinary Shares outstanding as of August 4, 2010 (as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2010, filed with the SEC on August 9, 2010).
(c) During the past sixty days, JIL has purchased Ordinary Shares as and in the amounts set forth below:

	No. of Shares
Date	Acquired	Purchase Consideration	Average Price	Transaction Effected Via
2-Aug-10	598,750	$815,417	$1.36	NYSE Amex
3-Aug-10	355,700	$482,465	$1.36	NYSE Amex
4-Aug-10	300,000	$407,940	$1.36	NYSE Amex
5-Aug-10	430,043	$580,516	$1.35	NYSE Amex
10-Aug-10	100,000	$135,146	$1.35	NYSE Amex
11-Aug-10	500,000	$674,250	$1.35	NYSE Amex
12-Aug-10	550,000	$732,665	$1.33	NYSE Amex
13-Aug-10	85,000	$110,650	$1.30	NYSE Amex
17-Aug-10	119,540	$156,341	$1.31	NYSE Amex
18-Aug-10	55,500	$73,368	$1.32	NYSE Amex
19-Aug-10	290,000	$387,622	$1.34	NYSE Amex
20-Aug-10	954,960	$1,246,921	$1.31	NYSE Amex
23-Aug-10	3,245,000	$4,248,251	$1.31	NYSE Amex
24-Aug-10	3,100,000	$4,057,585	$1.31	NYSE Amex
25-Aug-10	100,000	$127,993	$1.28	NYSE Amex
27-Aug-10	200,000	$255,500	$1.28	NYSE Amex
Item 7. Material to Be Filed as Exhibits.
Item 7 shall be amended by adding the below:
Exhibit 99.2	Notice of Director Nominations for the Extraordinary General Meeting in Lieu of the 2010 Annual General Meeting of the Issuer, dated October 1, 2010.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 1, 2010

JIL LIMITED
By:	/s/ Geoffrey Yeoh
Name: Geoffrey Yeoh
Title: Authorized Signatory

JASPER INVESTMENTS LIMITED
By:	/s/ Geoffrey Yeoh
Name: Geoffrey Yeoh
Title: Director

MORTON BAY (HOLDINGS) PTE LTD
By:	/s/ Craig Webster
Name: Craig Webster
Title: Director

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED
By:	Northern Trust (Guernsey) Limited as custodian
for and on behalf of Ashmore Global Special Situations
Fund 2 Limited

By:	/s/ Claire Barnes
Name: Claire Barnes
Title: Authorized Signatory

By:	/s/ Robert Toms
Name: Robert Toms
Title: Authorized Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP
By:	Northern Trust (Guernsey) Limited as custodian
for and on behalf of Ashmore Global Special Situations Fund 4 Limited Partnership

By:	/s/ Claire Barnes
Name: Claire Barnes
Title: Authorized Signatory

By:	/s/ Robert Toms
Name: Robert Toms
Title: Authorized Signatory

ASSET HOLDER PCC NO. 2 LIMITED IN RESPECT OF ASHMORE ASIA RECOVERY FUND
By:	Northern Trust (Guernsey) Limited as custodian
for and on behalf of Asset Holder PCC No. 2 Limited in Respect of Ashmore Asia Recovery Fund

By:	/s/ Claire Barnes
Name: Claire Barnes
Title: Authorized Signatory

By:	/s/ Robert Toms
Name: Robert Toms
Title: Authorized Signatory

ASHMORE INVESTMENTS (UK) LIMITED
By:	/s/ Graeme Dell
Name: Graeme Dell
Title: Director

ASHMORE INVESTMENT MANAGEMENT LIMITED
By:	/s/ Graeme Dell
Name: Graeme Dell
Title: Director

ASHMORE GROUP PLC
By:	/s/ Graeme Dell
Name: Graeme Dell
Title: Director